

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Marshall Witt
Chief Financial Officer
TD SYNNEX CORP
44201 Nobel Drive
Freemont, CA 95438

   Re: TD SYNNEX CORP
     Form 10-K for Fiscal Year Ended November 30, 2021
     File No. 001-31892

Dear Mr. Witt:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services